August 3, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561

Attn:	Ms. Kathleen Krebs, Special Counsel
Mr. Stephen Krikorian, Accounting Branch Chief
Mr. Matthew Derby, Staff Attorney
Ms. Laura Veator, Staff Accountant

Re:	IBEX Limited
Registration Statement on Form F-1
Registration No. 333-239821

Acceleration Request
Requested Date: August 5, 2020
Requested Time: 4:00 PM, Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Citigroup Global Markets Inc. and RBC Capital Markets, LLC, as representatives of the several underwriters, hereby join IBEX Limited in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form F-1 (File No. 333-239821) (the “Registration Statement”) to become effective on August 5, 2020, at 4:00 PM, Eastern Daylight Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

Citigroup Global Markets Inc.

By:	/s/ Chris Derison
Name:	Chris Derison
Title:	Director

RBC Capital Markets, LLC

By:	/s/ Avinash Patel
Name:	Avinash Patel
Title:	Managing Diretor

cc:	Robert Dechant, IBEX Limited
Karl Gabel, IBEX Limited
Christy O’Connor, IBEX Limited
Christopher C. Paci, DLA Piper LLP (US)
Stephen P. Alicanti, DLA Piper LLP (US)
Joseph Theis, Goodwin Procter LLP